UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iQIYI, Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

Class B ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

46267X 108

(CUSIP Number)

Baidu, Inc.

Baidu Holdings Limited

Baidu (Hong Kong) Limited

c/o Rong Luo, Chief Financial Officer

Telephone: +(86 10) 5992-8888

Email: ir@baidu.com

Facsimile: +(86 10) 5992-0000

Baidu Campus

No. 10 Shangdi 10th Street,

Haidian District, Beijing 100085

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on behalf of each of Baidu, Inc. and Baidu Holdings Limited on April 20, 2018 (the “Original Filing”), with respect to the Class A ordinary shares, par value $0.00001 per share (“Class A Ordinary Shares”) of iQIYI, Inc., a Cayman Islands company (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267X 108

1	NAME OF REPORTING PERSONS Baidu (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,705,882 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,705,882 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,705,882 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73% of the total ordinary shares of the Issuer (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of 164,705,882 Class B ordinary shares of the Issuer directly held by Baidu (Hong Kong) Limited. Baidu (Hong Kong) Limited is wholly owned by Baidu Holdings Limited, which is in turn wholly owned by Baidu, Inc.

(2)

The beneficial ownership percentage of the total ordinary shares is calculated based on 2,987,828,077 Class A ordinary shares and 3,041,097,278 Class B ordinary shares of the Issuer outstanding as of March 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class B ordinary shares beneficially owned by Baidu (Hong Kong) Limited represent approximately 4.93% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	NAME OF REPORTING PERSONS Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,049,030,609 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,049,030,609 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,049,030,609 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.57% of the total ordinary shares of the Issuer (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 164,705,882 Class B ordinary shares of the Issuer directly held by Baidu (Hong Kong) Limited and (ii) 7,933,331 Class A ordinary shares in the form of ADS and 2,876,391,396 Class B ordinary shares of the Issuer directly held by Baidu Holdings Limited. Baidu (Hong Kong) Limited is wholly owned by Baidu Holdings Limited, which is in turn wholly owned by Baidu, Inc.

(2)

The beneficial ownership percentage of the total ordinary shares is calculated based on 2,987,828,077 Class A ordinary shares and 3,041,097,278 Class B ordinary shares outstanding of the Issuer as of March 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class B ordinary shares beneficially owned by Baidu Holdings Limited represent approximately 91.05% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	NAME OF REPORTING PERSONS Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,049,030,609 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,049,030,609 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,049,030,609 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.57% of the total ordinary shares of the Issuer (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 164,705,882 Class B ordinary shares of the Issuer directly held by Baidu (Hong Kong) Limited and (ii) 7,933,331 Class A ordinary shares in the form of ADS and 2,876,391,396 Class B ordinary shares of the Issuer directly held by Baidu Holdings Limited. Baidu (Hong Kong) Limited is wholly owned by Baidu Holdings Limited, which is in turn wholly owned by Baidu, Inc.

(2)

The beneficial ownership percentage of the total ordinary shares is calculated based on 2,987,828,077 Class A ordinary shares and 3,041,097,278 Class B ordinary shares outstanding of the Issuer as of March 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class B ordinary shares beneficially owned by Baidu, Inc. represent approximately 91.05% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Explanatory Note

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on behalf of each of Baidu, Inc. and Baidu Holdings Limited on April 20, 2018 (the “Original Filing”), with respect to the ordinary shares, par value $0.00001 per share (“Ordinary Shares”) of iQIYI, Inc., a Cayman Islands company (the “Issuer”).

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing.

Item 2.	Identity and Background

Item 2 is amended by replacing the Schedule A and Schedule B to the Original Filing with the Schedule A, Schedule B and Schedule C hereto.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A, Schedule B and Schedule C hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Original Filing is hereby supplemented by adding the following paragraph:

On March 4, 2022, the Issuer entered into a subscription agreement with Baidu (Hong Kong) Limited, pursuant to which the Issuer agreed to issue to Baidu (Hong Kong) Limited an aggregate of 164,705,882 Class B ordinary shares for a consideration of US$100 million in cash. The transaction was completed on March 10, 2022.

The foregoing description of the subscription agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the subscription agreement, which is filed hereto as Exhibit 99.4.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Original Filing is hereby amended and restated as follows:

As of the date hereof,

(i) Baidu (Hong Kong) limited beneficially owns 164,705,882 Class B Ordinary Shares, or 2.73% of the issued and outstanding Ordinary Shares,

(ii) Baidu Holdings Limited beneficially owns 3,049,030,609 Ordinary Shares (including 7,933,331 Class A Ordinary Shares in the form of ADS and 3,041,097,278 Class B Ordinary Shares, of which Baidu Holdings Limited, because of its position as the sole shareholder of Baidu (Hong Kong) Limited, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 164,705,882 Class B Ordinary Shares), or 50.57% of the issued and outstanding Ordinary Shares, and

(ii) Baidu, Inc., because of its position as the sole shareholder of Baidu Holdings Limited, which is the sole shareholder of Baidu (Hong Kong) Limited, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 3,049,030,609 Ordinary Shares (including 7,933,331 Class A Ordinary Shares in the form of ADS and 3,041,097,278 Class B Ordinary Shares) or 50.57% of the issued and outstanding Ordinary Shares.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended and restated as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 14, 2022, by and among Baidu (Hong Kong) Limited, Baidu Holdings Limited and Baidu, Inc.

99.2*	Share Purchase Agreement dated February 12, 2018 by and between iQIYI, Inc. and Baidu Holdings Limited (incorporated by reference to Exhibit 10.64 of the Issuer’s Registration Statement on Form F-1 (File No. 333-223263) filed with the Securities and Exchange Commission on February 27, 2018)

99.3*	English translation of Ticket Business Cooperation Agreement dated February 12, 2018 by and between Baidu Holdings Limited and iQIYI, Inc. (incorporated by reference to Exhibit 10.65 of the Issuer’s Registration Statement on Form F-1 (File No. 333-223263) filed with the Securities and Exchange Commission on February 27, 2018)

99.4	Subscription Agreement dated March 4, 2022 by and between iQIYI, Inc. and Baidu (Hong Kong) Limited

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2022

Baidu (Hong Kong) Limited

By:	/s/ Herman Yu
Name:	Herman Yu
Title:	Director

Baidu Holdings Limited

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chairman and Chief Executive Officer

SCHEDULE A

Directors and Executive Officers of Baidu, Inc.

The business address of each of the following directors and executive officers is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Robin Yanhong Li	PRC
Jixun Foo	Singapore
Brent Callinicos	USA
James Ding	Hong Kong
Yuanqing Yang	PRC

Executive Officers:

Name	Title	Citizenship
Robin Yanhong Li	Chairman and Chief Executive Officer	PRC
Rong Luo	Chief Financial Officer	PRC
Herman Yu	Chief Strategy Officer	USA
Haifeng Wang	Chief Technology Officer	PRC
Dou Shen	Executive Vice President	PRC
Shanshan Cui	Senior Vice President	PRC
Victor Zhixiang Liang	Senior Vice President	PRC

SCHEDULE B

Directors and Executive Officers of Baidu Holdings Limited

The business address of each of the following directors is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Robin Yanhong Li	PRC
Herman Yu	USA

Executive Officers:

N/A

SCHEDULE C

Directors and Executive Officers of Baidu (Hong Kong) Limited

The business address of each of the following directors is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Herman Yu	USA
Dong Jia	Hong Kong

Executive Officers:

N/A